FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
The Launch of “Neurogenesis™HAPPY WATER™”

Vancouver, Canada, February 21, 2013, Leading Brands, Inc. (NASDAQ: LBIX),

North America’s only fully integrated healthy branded beverage company, is pleased to announce the Canada-wide launch of its new “Naturally Beneficial” brand: Neurogenesis™ HAPPY WATER™. This follows an eight month test marketing program in Vancouver.

A blend of 100% pure natural spring and lithia waters, HAPPY WATER™ is the first in a line of “naturally functional” products from Leading Brands. Visit our interactive website at www.LiveHappyWater.com. Follow us on Twitter and Facebook @livehappywater and check out our YouTube and TV ads at: http://www.livehappywater.com/index.php/ category/livehappy/

“When I was five years old, my mother always told me that
happiness was the key to life.
When I went to school, they asked me what I wanted to be when I grew up.
I wrote down ‘happy.’
They told me I didn’t understand the assignment.
I told them they didn’t understand life.”
- John Lennon -

Although HAPPY WATER™ provides several significant benefits, the most important natural ingredient is the lithia that is found in our unique source in Canada’s Rocky Mountains.

HAPPY WATER™ is uniquely marketed by our “Smile Squad”:

To view the full color release, please visit www.LiveHappyWater.com

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as Neurogenesis™ Happy Water™, TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, UnWine®, PureRed®, and PureBlack® SuperJuices via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Taste how much we care™.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Taste how much we care™
©2013 Leading Brands, Inc.

This news release is available at www.LBIX.com